Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Talking Points and Q&A for Business Customers: Why SBC Now?

2/25/05

FOR INTERNAL USE ONLY

Important Reminders for Sales Employees:

1.               The federal antitrust laws have two requirements that govern the relationship between merging parties during the period prior to merger closing. First, SBC and AT&T remain two independent and separate companies with our own business plans, objectives and decision-making process. Thus, pre-closing, SBC should not seek to control AT&T’s business. Second, SBC and AT&T remain actual and potential competitors. Accordingly, you may not discuss or enter into any anticompetitive “agreement” with respect to commercially sensitive topics such as price and marketing plans. For further details, see the “do’s” and “don’ts” that are intended to provide general guidance to SBC employees to ensure compliance with these requirements in the document titled “AT&T Acquisition Background for Sales Teams” available on Sales One.

2.               All public information related to the acquisition is available at the following Web site:  http://sbc.merger-news.com/.  Visit this site for all available details and updates on the merger approval process.

3.               The merger will be reviewed by the Department of Justice, the Federal Communications Commission, some state public service commissions, and a few foreign countries.  The merger is expected to close in late 2005 or early 2006.

4.               The following message points and Q&A are designed to assist you in responding to questions you receive from customers regarding the planned acquisition of AT&T.  The messages and Q&A below should be used for your reference during verbal discussions with customers.  This document is not designed to be shared directly with customers.

Key Themes for Customer Discussions:

•                  There are strong advantages to working with SBC companies now.

•                  The merger will result in key customer benefits.

Key Messages Supporting “Why SBC Now”

SBC companies offer a range of benefits for business customers today.  Consider the following:

•                  SBC companies maintain a powerful carrier network, with assets including:

•                  52 million access lines

•                  12 million fiber strand miles

•                  106,000 SONET nodes

•                  2,000 ATM/Frame switches

•                  1,763 central offices

•                  121 IP points of presence

•                  5 million DSL lines

•                  For businesses with the majority of their locations within the SBC footprint, our “sweet spot,” we can offer a range of access options and highly competitive pricing.

•                  We can provide substantial cost advantages within our sweet spot, since we’re able to directly deliver both long distance transport and local access services within our footprint.

•                  In a tumultuous industry, SBC companies have a long heritage for industry leadership, financial stability and network reliability.

•                  Fortune magazine has named SBC Communications as America’s Most Admired Telecommunications Company for five consecutive years, and eight of the past nine years.

•                  We have one of the strongest balance sheets in the telecommunications industry.

•                  SBC companies maintain best-in-class network performance objectives:

•                  99.999% Availability for Voice Services

•                  99.999% Availability for Private Line Services

•                  99.99% Availability for ATM and Frame Relay Services

•                  99.99% Availability for DIA Services

•                  99.99% Availability for NVPN (MPLS)

•                  SBC companies maintain an advanced optical network, with the technology to survive multiple simultaneous fiber-cuts.

•                  Our core network switches have diverse paths, leaving each LATA to ensure two distinct network paths, which means a more survivable network and lower latency.

•                  SBC companies are an industry leader in IP services.

•                  We are one of the nation’s leading providers of business VoIP today.

•                  We’ve offered CPE-based VoIP services for businesses since 1999, and a network-based, hosted VoIP service since November 2003.

•                  With SBC managed services and consulting capabilities, we are prepared to help businesses develop and implement their IP migration strategies.

•                  SBC companies have expanded from traditional transport offerings to a complete portfolio of managed communications services – local and long distance voice, IP services, Internet services, data transport, network equipment, and eServices.

•                  SBC PremierSERV managed services offer businesses the opportunity to outsource any or every element of communications needs – from network equipment, to transport, to ongoing network management.

•                  SBC companies provide hosted communications options as well as services that are based on equipment that resides at customer locations.

•                  SBC companies bring the right expertise to bear for our customers’ advanced networking needs.

•                  Our engineers have more than 4,600 advanced industry certifications.

•                  We have strong alliances with leading equipment providers such as Cisco and HP.  We also work closely with key vendors such as Nortel, Lucent and Avaya.

•                  Cisco honored SBC companies as its 2003 U.S. Service Provider Services Partner of the Year and Local Exchange Carrier Partner of the Year.

•                  We apply our expertise to deliver a range of consulting services and managed service options.

•                  SBC companies are an ideal source for businesses looking to ensure network route diversity.

•                  Network path diversity will continue to be a priority post-merger; we will continue to provide diverse local connectivity options, with the added convenience of a single point of contact.

•                  SBC holds a 60 percent equity ownership interest in the largest U.S. wireless company, Cingular Wireless, with more than 49.1 million customers.  We are uniquely positioned to meet wireline and wireless communications needs.

•                  We’re moving beyond today’s soft bundling of services to full product integration as part of an initiative designed to create a new category of products that simplify and improve communications options.

•                  Our Wireless LAN (WLAN) and Wi-Fi offerings are increasingly enabling businesses to enable mobile access to IP-based services.

•                  Ultimately, businesses will be able to enable employees to take advantage of broadband connectivity to network resources virtually anywhere and any time, while always taking advantage of the highest-speed connection available.

Potential Customer Questions:

Q:                                  Why should I consider switching to SBC companies now, rather than just waiting for the merger to close?

A:                                   We offer a range of customer benefits today.  We can offer a range of access options and very competitive prices for businesses with a majority of locations within our footprint.  Additionally, we can provide an ideal choice for customers looking to ensure diversity within their network.  We also offer a long heritage of stability and reliability.  Bottom line: if your business can benefit from advanced network services or more diverse network connections, there’s no need to wait to take advantage of those benefits.

Q:                                  If you can offer a range of benefits today, why do you need AT&T?

A:                                   Today, we can offer a range of access options and very competitive prices for businesses with a majority of locations within our footprint.  If the SBC/AT&T merger moves forward, we will be best positioned to meet the needs and demands of consumers and business customers on a national and global scale.  The combined company will have:

•                  Robust, high-quality network assets both in the United States and around the globe, allowing us to provide true end-to-end service capabilities and unsurpassed expertise to back those capabilities.

•                  Resources and skill sets to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based communications services.

•                  Capacity to provide services with the highest levels of reliability and customer service.  Combining SBC and AT&T resources will provide substantial cost advantages within a global “sweet spot,” and would enable SBC companies to directly deliver both long distance transport and local access services beyond our current 13-state footprint.

Q:                                  I am currently reviewing network proposals from both SBC companies and AT&T.  Why should I choose SBC companies?  Why should I choose AT&T?

A:                                   I can’t comment on AT&T.  Until the merger closes, we must operate as two separate companies and powerful competitors.  What I can tell you is that SBC companies offer a range of benefits today.  We can offer a range of access options and very competitive prices for businesses with a majority of locations within our footprint.  Additionally, we can provide an ideal choice for customers looking to ensure diversity within their network.  We also offer a long heritage of stability and reliability.  (See messaging above for additional detail).

Q:                                  I recently chose SBC companies to diversify my company’s network providers.  If the merger happens, will I potentially lose network diversity?

A:                                   We are absolutely committed to helping our customers maintain network diversity and survivability.  The merger will in no way affect our ability to provide diverse network connections for customers on a local level to maximize survivability and reliability.  As a matter of fact, increasing the extent of facilities we own would enable us to offer additional network diversity options.  Maintaining network diversity options is a top priority, as is honoring any and all service level agreements.

Q:                                  If I’m using AT&T and SBC services for diversity today, how can you say that you will provide diversity after the companies are combined?

A:                                   There is a big difference between vendor diversity and network diversity.  Most customers are seeking network diversity, meaning that their network connections take multiple paths to ensure that voice or data traffic is able to move from point A to point B, even if a single connection is down at a given time.  SBC companies understand the critical nature of network diversity, and we will ensure that we will continue to provide it if the SBC/AT&T merger is approved.  As a matter of fact, increasing the extent of the facilities we own would enable us to offer additional network diversity options.  Additionally, we would be able to make it easier for businesses by providing a single source for diverse network connectivity options.  Also, remember that until merger closure, we must operate as two separate companies that are powerful competitors.

Q:                                  If I implement national data or voice networks with SBC companies this year, will I have to transition my networks after the merger?

A:                                   Upon merger closure, the two companies’ networks, which are complementary, will be integrated, creating a stronger, more robust and efficient network with local, national and international reach.  We are committed to working with customers to deliver the services and solutions that best meet their needs.  Remember that until the merger closes, we must operate as two separate companies that are powerful competitors.

It’s important to remember that today, SBC companies use multiple providers to deliver the best end-to-end services – and network transitions occur if new benefits or synergies arise.  We are accustomed to working with customers to offer the services that best meet their needs – and to ensure that network changes affecting their services are mutually beneficial.  We will continue this approach after the merger closes.

Q:                                  I am an existing SBC customer who is interested in purchasing a diverse network today.  Rather than go with AT&T, can I buy from SBC companies today to access the AT&T network?

A:                                   No.  Until the merger is complete, SBC companies and AT&T are separate companies and powerful competitors.  We do not resell AT&T services.

Q:                                  I had problems with the AT&T network and switched to the SBC network for better service quality.  Can I be assured that my traffic will remain on the SBC network after the merger?

A:                                   Upon merger closure, we will integrate both companies’ networks, which are complementary; to create a stronger, more robust and efficient network with local, national and international reach and backed by best-in-class service and support.  We absolutely intend to continue the SBC heritage of providing high-quality, reliable service and honoring SLA commitments throughout this process.

It’s important to note that while the two companies’ backbone networks will be combined upon merger closure, we will continue to provide diverse local connectivity options to this backbone to ensure maximum survivability and reliability.

Q:                                  Once the merger closes, how long will integration take, and how will the process affect my business?

A:                                   It’s too soon to speculate on how the integration process might unfold, and until the merger closes, we must continue to operate as two separate companies that are powerful competitors.  Rest assured, however, that we intend to continue providing high-quality, reliable service and honoring SLA commitments throughout this process.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.